FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 14 January 2005


                        Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



             Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Delisting of Company's Shares dated 14 January 2005






                                                                 14 JANUARY 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or the "Company")

                           ANNOUNCEMENT RE DELISTING

On 25 November 2004, Baltimore announced proposals to consolidate the Company's issued ordinary share capital ("Consolidation") and to apply to cancel the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and their trading on the London Stock Exchange's market for listed securities ("Delisting"). This announcement also detailed the reasons for the proposed Consolidation and Delisting.

Baltimore sent a circular to its shareholders on 1 December 2004, also detailing the reasons for the Consolidation and Delisting and convening an Extraordinary General Meeting to approve the actions. Copies of the circular are available from the Company's website at www.baltimore.com. On 20 December 2004, following the Extraordinary General Meeting held on that day, the Board of Baltimore announced that Baltimore's shareholders had passed the resolutions in respect of the Consolidation and the Delisting.

Accordingly the Consolidation took place and trading in the new ordinary shares of 125p each (nominal value) commenced on the London Stock Exchange's market for listed securities on 21 December 2004.

As previously announced on 7 December 2004, the cancellation of the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and the trading of such shares on the London Stock Exchange's market for listed securities will become effective on 14 February 2005.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd. Tel:                               020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com

KBC Peel Hunt Ltd Tel:                                             020 7418 8900
Adam Hart
Matt Goode





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore Technologies plc


                                                By:     /s/Tim Lovell
                                                Name:   Tim Lovell
                                                Title:  Finance Director

Date: 14 January 2005